21001514

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Menalto Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Jefferson Drive
(No. and Street)

Menlo Park	CA	94025-1114
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kendra Borrego - (650) 453-5816
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams, LLP
(Name – *if individual, state last, first, middle name*)

14555 Dallas Parkway Suite 300	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kendra Borrego, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Menalto Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 23rd day of Feb., 2021, by Kendra Borrego,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SHITAL PATEL
COMM. # 2242779
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. JUNE 11, 2022
MGC1

(Seal) Signature SPatel

menalto®
ADVISORS
MINDFUL M&A

Menalto Advisors, LLC

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

Menalto Advisors, LLC

TABLE OF CONTENTS

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Member
Menalto Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Menalto Advisors, LLC (the Company) as of December 31, 2020 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Dallas, Texas
February 17, 2021

We have served as the Company's auditor since 2016.

Menalto Advisors, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

ASSETS		
Cash and cash equivalents	$	1,294,283
Prepaid expenses		39,602
Property and equipment, net		4,922
Security deposit		4,884
TOTAL ASSETS	$	1,343,691

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	49,065
Accrued compensation		361,222
Loan Payable		124,630
TOTAL LIABILITIES		534,916
MEMBER'S EQUITY		808,774
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,343,691

The accompanying notes are an integral part of this financial statement.

Menalto Advisors, LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2020

Note 1 - Organization

Menalto Advisors, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in May 2016 under the laws of the State of Delaware and received its FINRA license on October 17, 2016. The Company provides investment banking and related financial advisory services to institutional clients. It operates out of one office in Menlo Park, California.

The Company is wholly owned by Menalto Group, LLC (the "Parent"), a holding company located in Menlo Park, CA.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statement is presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Contract Balances

The Company's timing of revenue recognition may differ from the timing of customer payments. When there is an unconditional right to payment, according to the terms of the contract, the Company records a receivable. For receivables with unsatisfied performance obligations, the Company records deferred revenue until the performance obligations are satisfied. Receivables with no outstanding performance obligations, are recognized as revenue upon issuance of the related invoice.

The Company had no receivables related to contracts from customers at December 31, 2019 and December 31, 2020, respectively.

The Company had no deferred revenue related to unrecognized engagement fees where the performance obligations have not yet been satisfied at December 31, 2019 and December 31, 2020, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the initial twenty-four (24) months of the lease term.

Computer Equipment	3 years
Leasehold improvements	2 years

Leases

On October 1, 2016, the Company entered into one operating lease relating to our main office which concluded early on October 31, 2020. According to the terms of the lease agreement, space was offered on an "as-is" basis with no option to renew or extend beyond the end of the lease term. The operating lease right of use asset ("ROU") and the corresponding lease liability were extinguished upon the conclusion of the lease.

On November 1, 2020, the Company entered into a one-year operating lease relating to our main office which is scheduled to conclude on October 31, 2021. According to the terms of the lease agreement, space was offered on an "as-is" basis with an option to renew or extend beyond the end of the lease term.

We determine if an arrangement is a lease at inception and whether it is appropriate to establish a ROU and corresponding lease liability under the guidance. Lessees have the option not to recognize short term leases on their balance sheets provided there is no underlying purchase option or a reason to economically compel the lessee to renew the lease. The Company has determined that due to the short-term nature and the generic attributes of the office space, it has opted to exclude the short-term lease from the balance sheet.

Income Taxes

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or state income taxes are provided as they are the responsibility of the individual members.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness, as defined.

At December 31, 2020, the Company had net capital of $883,996, for regulatory purposes, which exceeded its requirement by $856,644. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 1500% or less. At December 31, 2020, this ratio was 46.4%.

The Company does not carry customer accounts or otherwise hold customer funds. The Company limits its business activities to (1) receiving transaction-based compensation for

identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers; and, (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b) of Rule 15c2-4.

Capital distributions to the Parent shall be done as and when unanimously determined by the managers of the Company, provided that after such distribution the Company must have adequate capital to conduct its business plans in compliance with regulatory requirements.

Note 5 - Property and Equipment, Net

Property and equipment, net at December 31, 2020 are summarized as follows:

Computer Equipment	$	19,711
Property and equipment, gross		19,711
Less: Accumulated depreciation and amortization		14,789
Property and equipment, net	$	4,922

Depreciation and amortization expense, for the year ended December 31, 2020 was $2,948. The Company retired $30,754 of fully depreciated Computer Equipment in September 2020 and $4,763 of fully depreciated Leasehold Improvements in October 2020.

Note 6 - Commitments

The Company is obligated under a short-term lease agreement for office space expiring October 31, 2021.

The total future rent commitment under this arrangement is as follows:

Year Ending December 31:	
2021	$24,629

Total rent expense, for the year ended December 31, 2020 was $104,926.

Note 7 – Loan Payable

On April 17, 2020, the Company was granted a loan through its bank in the aggregate amount of $124,630, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The loan was in the form of a note dated April 17, 2020 and matures on April 17, 2022. The note bears interest at a rate of 1.00% per annum. Originally the monthly loan payments were set to commence on November 1, 2020, but the lender has extended the repayment terms of the note to align with the Paycheck Protection Program Flexibility Act of 2020 ("Flexibility Act"). Consequently, monthly loan payments are not set to commence until August 12, 2021. The note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, certain amounts of the loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

The Company's management believes that all loan proceeds have been spent on qualified expenses and has filed for loan forgiveness on December 14, 2020. Subsequently, on December 27, 2020, the Consolidated Appropriations Act, 2021 was signed into law and the

legislation includes a proposal to simplify the loan forgiveness standards for PPP loans of less than $150,000. The lender initially paused the loan forgiveness application until the Small Business Administration provided updated guidelines on January 21, 2021. The lender has resumed processing the Company's previously submitted loan forgiveness application.